Appendix 99.2

ATS CORPORATION

Interim Condensed Consolidated Financial Statements

For the period ended December 31, 2023

(Unaudited)

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	Note	December 31 2023	March 31 2023
ASSETS	13
Current assets
Cash and cash equivalents		$260,888	$159,867
Accounts receivable	19	557,402	399,741
Income tax receivable		15,363	15,160
Contract assets	19	589,693	526,990
Inventories	5	312,762	256,866
Deposits, prepaids and other assets	6	113,187	93,350
		1,849,295	1,451,974
Non-current assets
Property, plant and equipment		284,456	263,119
Right-of-use assets	7	106,378	94,212
Other assets	8	11,339	16,679
Goodwill	9	1,237,884	1,118,262
Intangible assets	10	682,316	593,210
Deferred income tax assets	15	6,356	6,337
		2,328,729	2,091,819
Total assets		$4,178,024	$3,543,793
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	13	$5,179	$5,824
Accounts payable and accrued liabilities		617,897	647,629
Income tax payable		47,268	38,904
Contract liabilities	19	356,311	296,555
Provisions	12	36,623	30,600
Current portion of lease liabilities	7	26,661	23,994
Current portion of long-term debt	13	207	65
		1,090,146	1,043,571
Non-current liabilities
Employee benefits		24,014	25,486
Long-term lease liabilities	7	85,263	73,255
Long-term debt	13	1,219,605	1,155,721
Deferred income tax liabilities	15	124,031	104,459
Other long-term liabilities	8	16,699	10,718
		1,469,612	1,369,639
Total liabilities		$2,559,758	$2,413,210
Commitments and contingencies	13, 17
EQUITY
Share capital	14	$865,649	$520,633
Contributed surplus		23,064	15,468
Accumulated other comprehensive income		49,889	60,040
Retained earnings		676,454	530,707
Equity attributable to shareholders		1,615,056	1,126,848
Non-controlling interests		3,210	3,735
Total equity		1,618,266	1,130,583
Total liabilities and equity		$4,178,024	$3,543,793

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income
(in thousands of Canadian dollars, except per share amounts - unaudited)

		Three months ended		Nine months ended
	Note	December 31 2023	January 1 2023	December 31 2023	January 1 2023

Revenues	18, 19	$752,052	$647,048	$2,241,417	$1,846,593

Operating costs and expenses
Cost of revenues		538,435	463,362	1,606,658	1,331,691
Selling, general and administrative		114,187	107,283	359,811	321,304
Restructuring costs	12	16,228	10,465	16,228	11,736
Stock-based compensation	16	4,671	9,933	18,116	11,253

Earnings from operations		78,531	56,005	240,604	170,609

Net finance costs	20	17,537	19,733	49,945	43,900

Income before income taxes		60,994	36,272	190,659	126,709

Income tax expense	15	13,812	7,060	45,010	28,574

Net income		$47,182	$29,212	$145,649	$98,135

Attributable to
Shareholders		$47,048	$29,266	$145,276	$97,976
Non-controlling interests		134	(54)	373	159
		$47,182	$29,212	$145,649	$98,135

Earnings per share attributable to shareholders
Basic	21	$0.48	$0.32	$1.49	$1.07
Diluted	21	$0.47	$0.32	$1.48	$1.06

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars - unaudited)

	Three months ended		Nine months ended
	December 31 2023	January 1 2023	December 31 2023	January 1 2023
Net income	$47,182	$29,212	$145,649	$98,135

Other comprehensive income (loss):

Items to be reclassified subsequently to net income:

Currency translation adjustment (net of income taxes of $nil)	(33)	46,435	(15,061)	17,910

Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	8,483	(2,167)	9,624	(11,863)
Tax impact	(2,155)	491	(2,415)	2,960

Loss transferred to net income for derivatives designated as cash flow hedges	1,662	3,009	4,066	3,053
Tax impact	(422)	(758)	(1,021)	(777)

Cross-currency interest rate swap adjustment	(6,520)	(4,510)	(4,862)	18,712
Tax impact	1,630	1,127	1,216	(4,678)

Variable for fixed interest rate swap adjustment	(6,371)	1,253	(2,573)	1,253
Tax impact	1,593	(313)	643	(313)

Other comprehensive income (loss)	(2,133)	44,567	(10,383)	26,257

Comprehensive income	$45,049	$73,779	$135,266	$124,392

Attributable to
Shareholders	$44,881	$73,658	$135,125	$124,061
Non-controlling interests	168	121	141	331
	$45,049	$73,779	$135,266	$124,392

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars - unaudited)

Nine months ended December 31, 2023
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2023	$520,633	$15,468	$530,707	$51,206	$8,834	$60,040	$3,735	$1,130,583
Net income	—	—	145,276	—	—	—	373	145,649
Other comprehensive income (loss)	—	—	—	(14,829)	4,678	(10,151)	(232)	(10,383)
Total comprehensive income (loss)	—	—	145,276	(14,829)	4,678	(10,151)	141	135,266

Non-controlling interest 4	—	—	471	—	—	—	(666)	(195)
Stock-based compensation	—	8,146	—	—	—	—	—	8,146
Exercise of stock options	2,504	(550)	—	—	—	—	—	1,954
U.S. initial public offering (note 14)	366,332	—	—	—	—	—	—	366,332
Common shares held in trust (note 14)	(23,820)	—	—	—	—	—	—	(23,820)

Balance, as at December 31, 2023	$865,649	$23,064	$676,454	$36,377	$13,512	$49,889	$3,210	$1,618,266

Nine months ended January 1, 2023
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2022	$530,241	$11,734	$416,773	$24,412	$(1,564)	$22,848	$4,087	$985,683
Net income	—	—	97,976	—	—	—	159	98,135
Other comprehensive income	—	—	—	17,738	8,347	26,085	172	26,257
Total comprehensive income	—	—	97,976	17,738	8,347	26,085	331	124,392

Non-controlling interest	—	—	367	—	—	—	(819)	(452)
Stock-based compensation	—	3,637	—	—	—	—	—	3,637
Exercise of stock options	2,460	(518)	—	—	—	—	—	1,942
Common shares held in trust	(12,365)	—	—	—	—	—	—	(12,365)
Repurchase of common shares	(3,561)	—	(17,510)	—	—	—	—	(21,071)

Balance, as at January 1, 2023	$516,775	$14,853	$497,606	$42,150	$6,783	$48,933	$3,599	$1,081,766

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

		Three months ended		Nine months ended
	Note	December 31 2023	January 1 2023	December 31 2023	January 1 2023

Operating activities
Net income		$47,182	$29,212	$145,649	$98,135
Items not involving cash
Depreciation of property, plant and equipment		7,111	6,469	20,791	18,568
Amortization of right-of-use assets	7	7,304	6,006	21,656	17,407
Amortization of intangible assets	10	20,743	15,428	62,393	55,620
Deferred income taxes	15	(8,693)	1,033	(9,020)	(13,192)
Other items not involving cash		(1,871)	(518)	(2,433)	8,029
Stock-based compensation	16	3,043	1,508	8,146	3,637
Change in non-cash operating working capital		35,689	57,011	(235,977)	(141,809)
Cash flows provided by operating activities		$110,508	$116,149	$11,205	$46,395

Investing activities
Acquisition of property, plant and equipment		$(12,045)	$(18,588)	$(46,516)	$(32,723)
Acquisition of intangible assets	10	(5,666)	(6,902)	(15,971)	(14,143)
Business acquisitions, net of cash acquired	4	(266,117)	(18,163)	(275,776)	(18,163)
Settlement of cross-currency interest rate swap instrument	8	—	—	—	21,493
Proceeds from disposal of property, plant and equipment		14,554	525	22,809	1,431
Cash flows used in investing activities		$(269,274)	$(43,128)	$(315,454)	$(42,105)

Financing activities
Bank indebtedness		$2,495	$(6,345)	$(378)	$9,549
Repayment of long-term debt	8	(76,151)	(181,897)	(542,095)	(196,199)
Proceeds from long-term debt		310,844	325,270	626,828	395,559
Proceeds from exercise of stock options		775	338	1,954	1,942
Proceeds from U.S. initial public offering, net of issuance fees	14	—	—	362,072	—
Purchase of non-controlling interest	4	13	—	(195)	(452)
Repurchase of common shares		—	—	—	(21,071)
Acquisition of shares held in trust	16	—	(1,184)	(23,820)	(12,365)
Principal lease payments		(5,135)	(5,306)	(18,250)	(16,113)
Cash flows provided by financing activities		$232,841	$130,876	$406,116	$160,850

Effect of exchange rate changes on cash and cash equivalents		(569)	3,085	(846)	1,723

Increase in cash and cash equivalents		73,506	206,982	101,021	166,863

Cash and cash equivalents, beginning of period		187,382	95,163	159,867	135,282

Cash and cash equivalents, end of period		$260,888	$302,145	$260,888	$302,145

Supplemental information
Cash income taxes paid		$7,946	$8,931	$33,662	$36,680
Cash interest paid		$20,814	$23,066	$54,952	$46,019

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

1. CORPORATE INFORMATION

ATS Corporation and its subsidiaries (collectively, “ATS” or the “Company”) uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions, including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers.

The Company is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol “ATS” and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The interim condensed consolidated financial statements of the Company for the three and nine months ended December 31, 2023 were authorized for issue by the Board of Directors (the “Board”) on February 6, 2024.

2. BASIS OF PREPARATION

These interim condensed consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance
These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended March 31, 2023.

Standards adopted in fiscal 2024

The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the presentation of the Company's annual consolidated financial statements for the year ended March 31, 2023, except as noted below:

(i) Amendments to IAS 12 - Income taxes

Effective May 23, 2023, the IASB issued International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12 - Income Taxes ("IAS 12")). The amendments provide a mandatory immediate temporary exception to accounting for deferred taxes arising from the Organization for Economic Co-operation and Development's (OECD) international tax reform and introduce additional disclosure requirements for annual financial statements. The Company has applied the mandatory temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The adoption did not have an impact on the Company's interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are consistent with those disclosed in the Company’s fiscal 2023 audited consolidated financial statements.

The Company based its estimates, judgments and assumptions on parameters available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

4. ACQUISITIONS

(a) Current year acquisitions

(i) On November 16, 2023, the Company acquired 100% of the shares of Avidity Science, LLC ("Avidity"), a growing designer and manufacturer of automated water purification solutions for biomedical and life science applications. The total purchase price paid in the third quarter of fiscal 2024, pending post-closing adjustments was $271,948 ($198,611 U.S.).

Cash used in investing activities was determined as follows:

Cash consideration	$271,948
Less: cash acquired	(6,100)
$265,848

The preliminary allocation of the purchase price at fair value is as follows:

Purchase price allocation
Cash	$6,100
Other current assets	44,877
Property, plant and equipment	10,370
Right-of-use assets	4,687
Intangible assets with a definite life
Technology	44,911
Customer relationships	60,932
Other	2,790
Intangible assets with an indefinite life
Brands	28,207
Current liabilities	(20,850)
Other long-term liabilities	(5,346)
Deferred tax liability	(33,264)
Net identifiable assets	$143,414
Residual purchase price allocated to goodwill	128,534
Purchase consideration	$271,948

Current assets include accounts receivable of $17,616, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis based on information that is currently available to the Company. Final valuations of certain assets including working capital, property, plant and equipment and intangible assets are not yet complete due to timing of the acquisition and the inherent complexity associated with valuations. The allocation to intangible assets has preliminarily been determined using relative values from comparable transactions. Specifically, a third-party valuation has not been finalized. Therefore, the purchase price allocation is preliminary and is subject to adjustment upon completion of the valuation process and analysis of resulting tax effects.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce, access to growth opportunities in new markets and with existing customers, and the combined strategic value to the Company’s growth plan. Of the amounts assigned to goodwill and intangible assets, approximately 17% of the aggregate are not expected to be deductible for tax purposes. This acquisition was accounted for as a business combination with the Company as the acquirer of Avidity. The purchase method of accounting was used with an acquisition date of November 16, 2023. Avidity contributed approximately $13,797 in revenue and $524 in net income from the acquisition date November 16, 2023 to December 31, 2023. If Avidity had been acquired at the beginning of ATS' fiscal year (April 1, 2023), the Company estimates that revenues and net income of the combined Avidity and ATS entity for the nine months ended December 31, 2023 would have been approximately $68,987 and $2,622 higher, respectively.

(ii) On July 3, 2023, the Company acquired 100% of the shares of Odyssey Validation Consultants Limited ("Odyssey"), an Ireland-based provider of digitalization solutions for the life sciences industry. The total purchase price was $5,636 (3,898 Euros), including $269 (187 Euros) paid in the third quarter of fiscal 2024.

On June 30, 2023, the Company acquired 100% of the shares of Yazzoom B.V. (“Yazzoom”), a Belgium-based provider of artificial intelligence and machine learning based tools for industrial production. The purchase price, paid in the first quarter of fiscal 2024, was $5,283 (3,655 Euros).

Cash used in investing activities for the two acquisitions was determined as follows:

Cash consideration	$10,919
Less: cash acquired	(939)
$9,980

The allocation of the purchase price at fair value for the two acquisitions is as follows:

Purchase price allocation
Cash	$939
Other current assets	2,193
Property, plant and equipment	990
Right-of-use assets	423
Intangible assets with a definite life
Technology	2,856
Brands	1,318
Customer relationships	659
Other	1,429
Current liabilities	(3,895)
Other long-term liabilities	(377)
Deferred tax liability	(623)
Net identifiable assets	$5,912
Residual purchase price allocated to goodwill	5,007
Purchase consideration	$10,919

Current assets include accounts receivable of $1,351, representing the fair value of accounts receivable expected to be collected.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been finalized for Odyssey and Yazzoom. The allocations to intangible assets were determined using relative values from comparable transactions.

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce, access to growth opportunities in new markets and with existing customers, and the combined strategic value to the Company’s growth plan. The amounts assigned to goodwill and intangible assets are not expected to be deductible for tax purposes. These acquisitions were accounted for as business combinations with the Company as the acquirer of Yazzoom and Odyssey. The purchase method of accounting was used with an acquisition date of June 30, 2023 for Yazzoom, and July 3, 2023 for Odyssey.

(iii) On January 1, 2024, subsequent to the third quarter, the Company acquired IT.ACA. Engineering S.r.l. ("ITACA"), an Italian automation system integrator.

(b) Prior year acquisitions

(i) On March 28, 2023, the Company completed its acquisition of 100% of the membership interest in Triad Unlimited LLC (“Triad”), a U.S.-based reliability engineering service provider to the North American and European markets. The total purchase price paid upon finalization of working capital adjustments was $20,623 ($15,166 U.S.). Included in the purchase price was contingent consideration of $7,953 ($5,849 U.S.), which is payable if certain performance targets are met within two years of the acquisition date.

(ii) On March 3, 2023, the Company acquired 100% of the shares of Zi-Argus Australia Pty Ltd. and Zi-Argus Ltd. (“ZIA”). ZIA is an automation systems integrator serving Southeast Asia and Australia with a focus on process control, factory floor automation, data center and Industry 4.0 digitization solutions. The total purchase price paid in the fourth quarter of fiscal 2023, pending post-closing adjustments, was $24,500 ($18,015 U.S.).

The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis for ZIA and was finalized for Triad, based on information currently available to the Company. Final valuations of certain assets including intangible assets and working capital of ZIA are not yet complete due to the inherent complexity associated with valuations. As well, the purchase price of the ZIA acquisition is subject to post-closing adjustments. During the nine months ended December 31, 2023, changes to the purchase price allocation for the two acquisitions resulted in increases to purchase price of $283, cash of $336, intangible assets of $559, long-term debt of $421, the deferred tax liability of $92, decreases in working capital of $936, property, plant and equipment of $98, other long-term liabilities of $171 and an increase to goodwill of $764.

5. INVENTORIES

As at	December 31 2023	March 31 2023
Raw materials	$152,934	$138,792
Work in progress	113,161	84,401
Finished goods	46,667	33,673
	$312,762	$256,866

The amount charged to net income and included in cost of revenues for the write-down of inventories for valuation issues during the three and nine months ended December 31, 2023 was $1,399 and

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

$4,429 respectively (three and nine months ended January 1, 2023 - $181 and $1,179, respectively). The amount of inventories carried at net realizable value as at December 31, 2023 was $5,421 (March 31, 2023 - $591).

6. DEPOSITS, PREPAIDS AND OTHER ASSETS

As at	December 31 2023	March 31 2023
Prepaid assets	$35,826	$29,766
Supplier deposits	41,867	45,565
Investment tax credit receivable	21,671	13,819
Forward foreign exchange contracts	13,823	4,200
	$113,187	$93,350

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Changes in the net balance of right-of-use assets during the nine months ended December 31, 2023 were as follows:

	Note	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2023		$79,880	$14,332	$94,212
Additions		19,940	8,340	28,280
Amortization		(15,858)	(5,798)	(21,656)
Acquisition of subsidiaries	4	4,003	1,109	5,112
Exchange and other adjustments		378	52	430
Balance, at December 31, 2023		$88,343	$18,035	$106,378

Changes in the balance of lease liabilities during the nine months ended December 31, 2023 were as follows:

	Note
Balance, at March 31, 2023		$97,249
Additions		28,280
Interest		4,031
Payments		(22,281)
Acquisition of subsidiaries	4	6,105
Exchange and other adjustments		(1,460)
Balance, at December 31, 2023		$111,924
Less: current portion		26,661
		$85,263

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the three and nine months ended December 31, 2023, the Company recognized expense related to short-term and low-value leases of $1,467 and $3,693, respectively, in cost of revenues (January 1, 2023 - $621 and $1,757, respectively), and $420 and $929, respectively, in selling, general and administrative expenses (January 1, 2023 - $848 and $1,904, respectively) in the interim condensed consolidated statements of income.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

8. OTHER ASSETS AND LIABILITIES

Other assets consist of the following:

As at	December 31 2023	March 31 2023
Cross-currency interest rate swap instrument (i)	$11,325	$16,187
Variable for fixed interest rate swap instrument (ii)	—	467
Other	14	25
Total	$11,339	$16,679
Other liabilities consist of the following:

As at	December 31 2023	March 31 2023
Cross-currency interest rate swap instrument (i)	$14,593	$10,718
Variable for fixed interest rate swap instrument (ii)	2,106	—
Total	$16,699	$10,718

(i) On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging instrument will end on December 15, 2025.

The Company entered into a cross-currency interest rate swap instrument on April 20, 2022 to swap 161,142 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025.

(ii) Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest plus a margin. The terms of the hedging instrument will end on November 4, 2024.

On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest plus a margin for the period November 4, 2024 to November 4, 2026.

9. GOODWILL

The carrying amount of goodwill acquired through business combinations has been allocated to a group of CGUs that combine to form a single operating segment, ATS Corporation, as follows:

As at	Note	December 31 2023	March 31 2023
Balance, at April 1		$1,118,262	$1,024,790
Acquisition of subsidiaries	4	134,305	23,758
Foreign exchange		(14,683)	69,714
Balance, at December 31, 2023		$1,237,884	$1,118,262

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

10. INTANGIBLE ASSETS

	Note	Development projects	Computer software, licenses and other	Technology	Customer relationships	Brands(i)	Total
Cost:
Balance, at March 31, 2023		$68,222	$55,689	$278,510	$348,733	$171,035	$922,189
Additions		11,251	4,720	—	—	—	15,971
Acquisition of subsidiaries	4	1,170	3,145	48,040	61,653	29,652	143,660
Disposals		(620)	(664)	—	—	—	(1,284)
Exchange and other adjustments		(6,607)	3,302	(15,517)	(65,974)	(2,799)	(87,595)
Balance, at December 31, 2023		$73,416	$66,192	$311,033	$344,412	$197,888	$992,941

		Development projects	Computer software, licenses and other	Technology	Customer relationships	Brands(i)	Total
Amortization:
Balance, at March 31, 2023		$(27,755)	$(34,878)	$(79,670)	$(183,729)	$(2,947)	$(328,979)
Amortization		(4,825)	(10,049)	(22,974)	(21,705)	(2,840)	(62,393)
Disposals		—	658	—	—	—	658
Exchange and other adjustments		74	6,532	11,983	61,489	11	80,089
Balance, at December 31, 2023		$(32,506)	$(37,737)	$(90,661)	$(143,945)	$(5,776)	$(310,625)
Net book value:
At December 31, 2023		$40,910	$28,455	$220,372	$200,467	$192,112	$682,316
At March 31, 2023		$40,467	$20,811	$198,840	$165,004	$168,088	$593,210

(i) The Company has assessed a portion of its brand intangible assets to have a useful life of 5 years. The carrying amount of the intangible assets estimated to have an indefinite life as at December 31, 2023 was $182,266 (March 31, 2023 - $156,732).

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

During the three and nine months ended December 31, 2023 and the three and nine months ended January 1, 2023, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

During the three and nine months ended December 31, 2023 and the three and nine months ended January 1, 2023, there were no transfers of financial instruments between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Instruments not subject to hedge accounting
As part of the Company’s risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary’s functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the interim condensed consolidated statements of income.

For the three and nine months ended December 31, 2023, the Company recorded risk management gains of $1,487 and $6,333, respectively (three and nine months ended January 1, 2023 - losses of $17,875 and $20,739, respectively), on foreign currency risk management forward contracts in the

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

interim condensed consolidated statements of income. Included in these amounts, during the three and nine months ended December 31, 2023, were unrealized gains of $2,222 and $2,546, respectively (three and nine months ended January 1, 2023 - unrealized gains of $166 and losses of $3,783, respectively), representing the change in fair value. In addition, during the three and nine months ended December 31, 2023, the Company realized foreign exchange losses of $735 and gains of $3,787, respectively (three and nine months ended January 1, 2023 - losses of $18,041 and $16,956, respectively), which were settled.

12. PROVISIONS

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2023	$11,102	$18,590	$908	$30,600
Provisions made	5,183	16,228	6,455	27,866
Acquisition of subsidiaries	526	—	—	526
Provisions used	(3,665)	(11,974)	(6,535)	(22,174)
Exchange adjustments	(108)	(80)	(7)	(195)
Balance, at December 31, 2023	$13,038	$22,764	$821	$36,623

Warranty provisions
Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

Restructuring
Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities. As part of this review, the Company has identified an opportunity to improve the cost structure of the organization and reallocate investment to growth areas. In the third quarter of fiscal 2024, restructuring expenses of $16,228 were recorded in relation to the reorganization. The majority of the remaining actions are expected to be completed during the fourth quarter of fiscal 2024. The total estimated cost of these activities is expected to be at the higher end of the previously disclosed range of $15,000 to $20,000.

In fiscal 2023, the Company completed a reorganization plan which primarily impacted certain management positions.

Other provisions
Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

13. BANK INDEBTEDNESS AND LONG-TERM DEBT

On October 5, 2023, the Company amended its senior secured credit facility (the “Credit Facility”) to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750,000 secured committed revolving line of credit and (ii) a fully drawn $300,000 non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company’s assets, including a pledge of shares of certain of the Company’s subsidiaries. Certain of the Company’s subsidiaries also provide guarantees under the Credit Facility. At

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

December 31, 2023, the Company had utilized $763,021 under the Credit Facility, of which $763,009 was classified as long-term debt (March 31, 2023 - $691,906) and $12 by way of letters of credit (March 31, 2023 - $48). During the nine months ended December 31, 2023, the Company drew $580,823 and repaid $541,973 on its Credit Facility, which included proceeds from the public offering of the Company's common shares on the New York Stock Exchange.
The Credit Facility is available in Canadian dollars by way of prime rate advances and/or bankers’ acceptances, in U.S. dollars by way of base rate advances and/or Term SOFR, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the bank’s prime rate or the bank’s U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For bankers’ acceptances, Term SOFR, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the bankers’ acceptance fee, Term SOFR rate, EURIBOR rate or Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 8).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At December 31, 2023, all of the covenants were met.

The Company has additional credit facilities available of $104,157 (40,776 Euros, $24,000 U.S., 45,000 Thai Baht, 5,000 GBP, 5,000 CNY, $150 AUD and $1,462 CAD). The total amount outstanding on these facilities as at December 31, 2023 was $7,611, of which $5,179 was classified as bank indebtedness (March 31, 2023 - $5,824), $1,838 was classified as long-term debt (March 31, 2023 - $202) and $594 by way of letters of credit (March 31, 2023 - $158). The interest rates applicable to the credit facilities range from 0.03% to 8.45% per annum. A portion of the long-term debt is secured by certain assets of the Company.

The Company’s U.S. $350,000 aggregate principal amount of senior notes (“the Senior Notes”) were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company’s ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At December 31, 2023, all of the covenants were met. Subject to certain exceptions, the Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the Senior Notes.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S.-dollar-denominated Senior Notes (see note 8).

(i) Bank indebtedness

As at	December 31 2023	March 31 2023
Other facilities	$5,179	$5,824

(ii) Long-term debt

As at	December 31 2023	March 31 2023
Credit Facility	$763,009	$691,906
Senior Notes	463,750	472,990
Other facilities	1,838	202
Issuance costs	(8,785)	(9,312)
	1,219,812	1,155,786
Less: current portion	207	65
	$1,219,605	$1,155,721

Scheduled principal repayments and interest payments on long-term debt as at December 31, 2023 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$207	$19,250
One - two years	287	19,242
Two - three years	670,420	19,234
Three - four years	92,860	19,225
Four - five years	463,869	19,216
Thereafter	954	262
	$1,228,597	$96,429

14. SHARE CAPITAL

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On May 30, 2023, the Company announced the closing of its U.S. initial public offering on the New York Stock Exchange. A total of 6,900,000 common shares were sold by the Company, at a price of $55.04 ($41 U.S.) per share, for gross proceeds to the Company of $379,797 ($282,900 U.S.). Offering costs of $17,725 ($13,203 U.S.) were paid and deferred tax of $4,260 ($3,173 U.S.) related to the offering costs were recorded to share capital.

On December 13, 2023, the Company announced that the Toronto Stock Exchange (“TSX”) had accepted a notice filed by the Company of its intention to make a normal course issuer bid (“NCIB”). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,044,818 common shares during the 12-month period ending December 14, 2024.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the nine months ended December 31, 2023, the Company purchased nil common shares under the recently announced and previous NCIB programs. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings.

The changes in the common shares issued and outstanding during the period presented were as follows:

	Number of common shares	Share capital
Balance, at March 31, 2023	91,602,192	$520,633
Exercise of stock options	89,773	2,504
Initial public offering, net of offering costs and deferred tax	6,900,000	366,332
Common shares held in trust	(387,794)	(23,820)
Balance, at December 31, 2023	98,204,171	$865,649

15. TAXATION

(i) Reconciliation of income taxes: Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

		Three months ended		Nine months ended
		December 31 2023	January 1 2023	December 31 2023	January 1 2023

Income before income taxes and non-controlling interest		$60,994	$36,272	$190,659	$126,709
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%	26.50%	26.50%
Income tax expense based on combined Canadian basic federal and provincial income tax rate		$16,164	$9,612	$50,525	$33,578

Increase (decrease) in income taxes resulting from:
Adjustments in respect of current income tax of previous periods		(93)	2,620	659	2,656
Non-taxable items net of non-deductible items		(1,875)	(4,227)	(5,549)	(4,476)
Unrecognized assets		2,829	1,657	7,436	5,094
Income taxed at different rates and statutory rate changes		(2,469)	(2,351)	(6,548)	(7,078)
Manufacturing and processing allowance and all other items		(744)	(251)	(1,513)	(1,200)
At the effective income tax rate of 24% (January 1, 2023 – 23%)		$13,812	$7,060	$45,010	$28,574

Income tax expense reported in the interim condensed consolidated statements of income:
Current tax expense		$22,505	$6,027	$54,030	$41,766
Deferred tax expense (recovery)		(8,693)	1,033	(9,020)	(13,192)
		$13,812	$7,060	$45,010	$28,574

Deferred tax related to items charged or credited directly to equity and goodwill:
Gain (loss) on revaluation of cash flow hedges		$686	$547	$(1,537)	$(2,808)
Opening deferred tax of acquired company	4	(33,264)	(3,718)	(33,979)	(3,718)
Other items recognized through equity		1,138	(419)	5,936	(6,119)
Income tax charged directly to equity and goodwill		$(31,440)	$(3,590)	$(29,580)	$(12,645)

16. STOCK-BASED COMPENSATION

In the calculation of the stock-based compensation expense in the interim condensed consolidated statements of income, the fair value of the Company’s stock option grants were estimated using the Black-Scholes option pricing model for time-vesting stock. During the three and nine months ended December 31, 2023, the Company granted nil and 176,112 time vesting stock options (nil and 223,144 in the three and nine months ended January 1, 2023, respectively). The stock options granted vest over four years and expire on the seventh anniversary from the date of issue.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the nine months ended		December 31 2023		January 1 2023
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of year	785,429	$26.69	890,408	$21.04
Granted	176,112	57.71	223,144	36.42
Exercised (i)	(89,773)	21.78	(122,845)	15.81
Forfeited	(6,382)	37.87	(25,665)	24.86
Stock options outstanding, end of year	865,386	$33.43	965,042	$25.16
Stock options exercisable, end of year, time-vested options	385,108	$24.06	455,238	$19.95

(i) For the nine months ended December 31, 2023, the weighted average share price at the date of exercise was $58.20 (January 1, 2023 - $40.69).

The fair values of the Company’s stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

For the nine months ended	December 31 2023	January 1 2023
Weighted average risk-free interest rate	3.52%	2.66%
Dividend yield	0%	0%
Weighted average expected volatility	36%	34%
Weighted average expected life	4.77 years	4.75 years
Number of stock options granted: Time-vested	176,112	223,144
Weighted average exercise price per option	$ 57.71	$ 36.42
Weighted average value per option: Time-vested	$ 20.83	$ 12.24
Restricted Share Unit Plan:

During the three and nine months ended December 31, 2023, the Company granted 9,740 and 161,568 time-vesting restricted share units (“RSUs”) (4,921 and 203,300 in the three and nine months ended January 1, 2023), nil and 126,944 performance-based RSUs (nil and 152,690 in the three and nine months ended January 1, 2023). The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the interim condensed consolidated statements of income with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. At December 31, 2023, 725,290 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested. The trust is consolidated in the Company's interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The RSUs issued prior to May 18, 2022 give the employee the right to receive a cash payment based on the market value of a common share of the Company. The RSU liability is recognized quarterly based on the expired portion of the vesting period and the change in the Company’s stock price. The change in value of the RSU liability is included in the interim condensed consolidated statements of income in the period of the change. At December 31, 2023, the value of the outstanding liability related to the RSU plan was $17,129 (March 31, 2023 - $36,177). The RSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

The weighted average remaining vesting period for the time-vesting RSUs and performance-based RSUs to be settled in cash is 0.5 years.

Deferred Stock Unit Plan:

During the three and nine months ended December 31, 2023, the Company granted 3,103 and 32,498 units, respectively (three and nine months ended January 1, 2023 - nil and 33,998, respectively). The Deferred Stock Unit ("DSU") liability is revalued at each reporting date based on the change in the Company’s stock price. The change in value of the DSU liability is included in the interim condensed consolidated statements of income. As at December 31, 2023, the value of the outstanding liability related to the DSUs was $24,156 (March 31, 2023 - $22,565). The DSU liability is revalued at each reporting date based on the change in the Company’s stock price. The DSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position. The change in the value of the DSU liability is included in the interim condensed consolidated statements of income in the period of change.

The following table shows the compensation expense related to the Company's share-based payment plans:

For the three months ended	December 31 2023	January 1 2023
Stock options	$492	$ 470
RSUs	4,027	6,957
DSUs	152	2,506
	$4,671	$9,933

For the nine months ended	December 31 2023	January 1 2023
Stock options	$1,504	$1,318
RSUs	15,021	9,960
DSUs	1,591	(25)
	$18,116	$11,253

17. COMMITMENTS AND CONTINGENCIES

The minimum purchase obligations are as follows as at December 31, 2023:
Less than one year	$424,394
One - two years	9,183
Two - three years	1,407
Three - four years	470
Four - five years	24
$435,478

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

The Company’s off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at December 31, 2023, the total value of outstanding letters of credit was approximately $176,730 (March 31, 2023 - $192,508).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated statements of financial position.

18. SEGMENTED DISCLOSURE

The Company’s operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.

Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

As at	December 31, 2023
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$31,545	$63,069	$27,824
United States	11,860	131,728	440,072
Germany	24,820	35,544	37,041
Italy	18,061	39,636	134,270
Other Europe	14,835	12,196	33,414
Other	5,257	2,283	9,695
Total Company	$106,378	$284,456	$682,316

As at	March 31, 2023
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$21,384	$57,589	$25,584
United States	12,514	111,702	334,731
Germany	25,250	35,848	43,291
Italy	21,136	40,645	145,217
Other Europe	9,031	16,049	33,729
Other	4,897	1,286	10,658
Total Company	$94,212	$263,119	$593,210

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Revenue from external customers	Three months ended		Nine months ended
	December 31 2023	January 1 2023	December 31 2023	January 1 2023
Canada	$27,653	$24,149	$92,580	$77,470
United States	365,930	327,688	1,089,685	954,214
Germany	72,824	65,187	219,118	180,691
Italy	25,481	16,902	91,953	60,678
Other Europe	135,405	124,247	431,887	332,486
Other	124,759	88,875	316,194	241,054
Total Company	$752,052	$647,048	$2,241,417	$1,846,593

For the nine months ended December 31, 2023, the Company had revenues from a single customer that amounted to 25.8% of total consolidated revenues. For the nine months ended January 1, 2023, the Company had revenues from a single customer that amounted to 14.0% of total consolidated revenues.

19. REVENUE FROM CONTRACTS WITH CUSTOMERS

(a) Revenue by type:

	Three months ended		Nine months ended
	December 31 2023	January 1 2023	December 31 2023	January 1 2023
Revenues from construction contracts	$485,202	$422,171	$1,473,825	$1,159,668
Services rendered	153,016	124,255	444,397	354,884
Sale of goods	113,834	100,622	323,195	332,041
Total Company	$752,052	$647,048	$2,241,417	$1,846,593

(b) Disaggregation of revenue from contracts with customers:

	Three months ended		Nine months ended
Revenues by market	December 31 2023	January 1 2023	December 31 2023	January 1 2023
Life Sciences	$316,873	$304,138	$893,301	$885,402
Transportation	240,442	161,555	711,176	379,108
Food & Beverage	94,885	88,468	335,339	272,241
Consumer Products	68,976	69,951	217,160	222,935
Energy	30,876	22,936	84,441	86,907
Total Company	$752,052	$647,048	$2,241,417	$1,846,593

	Three months ended		Nine months ended
Timing of revenue recognition based on transfer of control	December 31 2023	January 1 2023	December 31 2023	January 1 2023
Goods and services transferred at a point in time	$113,834	$100,622	$323,195	$332,041
Goods and services transferred over time	638,218	546,426	1,918,222	1,514,552
Total Company	$752,052	$647,048	$2,241,417	$1,846,593

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

(c) Contract balances:

As at	December 31 2023	March 31 2023
Trade receivables	$522,414	$368,855
Contract assets	589,693	526,990
Contract liabilities	(356,311)	(296,555)
Unearned revenue (i)	(43,019)	(33,490)
Net contract balances	$712,777	$565,800
(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

As at	December 31 2023	March 31 2023
Contracts in progress:
Costs incurred	$3,678,016	$3,285,121
Estimated earnings	1,260,760	1,091,180
	4,938,776	4,376,301
Progress billings	(4,705,394)	(4,145,866)
Net contract assets and liabilities	$233,382	$230,435

20. NET FINANCE COSTS

		Three months ended		Nine months ended
	Note	December 31 2023	January 1 2023	December 31 2023	January 1 2023
Interest expense		$16,898	$19,610	$47,516	$42,071
Interest on lease liabilities	7	1,387	920	4,031	2,840
Interest income		(748)	(797)	(1,602)	(1,011)
		$17,537	$19,733	$49,945	$43,900

21. EARNINGS PER SHARE

Basic earnings per share
Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding.

Diluted earnings per share
The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

For the three months ended	December 31 2023	January 1 2023
Weighted average number of common shares outstanding	98,906,456	91,761,204
Dilutive effect of RSUs	130,049	59,249
Dilutive effect of performance-based RSUs	190,446	—
Dilutive effect of stock option conversion	313,096	365,579
Diluted weighted average number of common shares outstanding	99,540,047	92,186,032

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

For the nine months ended	December 31 2023	January 1 2023
Weighted average number of common shares outstanding	97,373,957	91,836,696
Dilutive effect of RSUs	128,582	26,060
Dilutive effect of performance-based RSUs	256,945	—
Dilutive effect of stock option conversion	357,400	340,539
Diluted weighted average number of common shares outstanding	98,116,884	92,203,295

For the three and nine months ended December 31, 2023, stock options to purchase 188,684 and 174,372 common shares, respectively and RSUs of 146,091 and 125,690, respectively are excluded from the weighted average number of common shares in the calculation of diluted earnings per share as they are anti-dilutive (220,602 common shares and nil RSUs were excluded for the three and nine months ended January 1, 2023).